

August 1, 2014

Via E-mail
Kevin P. Larson
Senior Vice President and Chief Financial Officer
UNS Energy Corporation
Tucson Electric Power Company
88 East Broadway Boulevard
Tucson, AZ 85701

> **Re:** **UNS Energy Corporation**
> **Tucson Electric Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File Numbers 1-13739 and 1-5924**

Dear Mr. Larson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. – Consolidated Financial Statements and Supplementary Data, page K-72

Report of Independent Registered Public Accounting Firm, page K-73

1. The reports on pages K-73 and K-74 do not indicate the city and State where issued as required by Rule 2-02(a) of Regulation S-X. Please confirm that you received audit reports that indicate the city and State where issued and ensure that audit reports in future filings contain the city and State.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Frank Marino
        Vice President and Controller